

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 234-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON PETROLEUM ANNOUNCES DELAYED CLOSE OF EQUITY OFFERING

CALGARY, September 25, 2009 – Compton Petroleum Corporation (TSX – CMT, NYSE – CMZ) announces that there is a delay in the closing of its previously announced public offering of units of Compton, pending the underwriters receiving the customary "no-objection" letter from the United States Financial Industry Regulatory Authority, Inc. ("FINRA"). While FINRA has made no commitment as to when or whether the no-objection letter will be received, Compton has no reason to believe that such letter will not be received in due course. Compton will provide additional information as it becomes available.

Forward Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com